Filed by Trident Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Trident Acquisitions Corp.

Commission File No. 001-38508

Lottery.com Announces Nominees to the Post-Closing Board of Directors

Proposed new board comprised of experts in gaming, law, technology, sports, finance and governance

AUSTIN, Texas, October 6, 2021 (GLOBE NEWSWIRE) -- AutoLotto, Inc., doing business as Lottery.com (“Lottery.com” or the “Company”), a leading technology company that is transforming how, where and when lottery is played, today announced certain nominees to the board of directors (the “Board”) for the combined company in anticipation of its proposed business combination with Trident Acquisitions Corp. (“Trident”) (Nasdaq: TDAC, TDACW, TDACU), a publicly-traded special purpose acquisition company. The business combination is expected to be completed in the fourth quarter of 2021 and additional details can be found in the Amended Form S-4 (“Registration Statement”) recently filed with the Securities and Exchange Commission (“SEC”) by Trident which can be accessed here.

The Board nominees, who are expected to serve on the Board of the combined company following the business combination, will be subject to election by Trident shareholders at a special meeting to be held shortly before the closing of the Company’s business combination with Trident.

Commenting on the Board nominees, Tony DiMatteo, Co-Founder and Chief Executive Officer of Lottery.com said, “We believe we have assembled a distinguished group of leaders with expertise in gaming, law, technology, sports, finance and corporate governance who will support Lottery.com’s growth and our transition as a public company. We believe that together, they bring an ideal mix of deep knowledge, strategic expertise and leadership competency that will assist our management team in achieving our objectives and realizing our potential. I would like to thank the proposed directors for their confidence in Lottery.com’s vision and future, and I, along with the entire Lottery.com team, look forward to working with them.”

The following are the Board nominees:

  Lisa Borders, former President of the Women’s National Basketball Association (“WNBA”)
  Matthew (“Matt”) Clemenson, Co-Founder and Chief Commercial Officer, Lottery.com
  Steven M. Cohen, former General Counsel and Chief Administrative Officer, MacAndrews & Forbes Incorporated
  Lawrence Anthony (“Tony”) DiMatteo III, Co-Founder and Chief Executive Officer, Lottery.com, who is also nominated to serve as Board Chair
  Joseph Kaminkow, Chief Game Designer, Zynga Inc. (Nasdaq: ZNGA)
  Richard Kivel, Managing Director at GrayBella Capital LLC

Additional Information on Board Nominees

Lisa Borders, former President, WNBA

Ms. Borders has more than more than 30 years of experience in corporate and philanthropic leadership as well as public service. Since 2019, she has served as Chief Executive Offer of LMB Group, LLC, a management consultancy firm that she founded. From 2018 to 2019, she was the inaugural President and Chief Executive Officer of TIME’S UP, an organization advocating for safe, fair and dignified work for all women. From 2016 to 2018, Ms. Borders was President of the WNBA, where she was Chief Executive to team owners and worked to accelerate the league’s growth. From 2013 to 2016, she served as Vice President of Global Community Affairs at The Coca-Cola Company (NYSE: KO) and chaired The Coca-Cola Foundation. She also served as President of the Grady Health Foundation from 2008 to 2013 as well as Vice Mayor and President of the City Council in Atlanta, Georgia from 2004 to 2010.

Ms. Borders currently serves on multiple boards including as an independent director of Six Circles Trust, part of J.P. Morgan Private Investments, Inc. since 2018, as a global board member of Operation Hope since 2020, and as an advisory board member of #SeeHER since 2017. She earned a Masters in Health Administration from the University of Colorado and a B.A. from Duke University, where she currently serves as a member of the Board of Trustees.

Matt Clemenson, Co-Founder and Chief Commercial Officer, Lottery.com

Mr. Clemenson has served as Lottery.com’s Chief Commercial Officer since 2019. He is the co-founder of Lottery.com and served as its President from 2015 to 2019. In his role as Chief Commercial Officer, Mr. Clemenson steers Lottery.com’s international business development, and manages strategic planning. From 2011 until 2015, Mr. Clemenson served as the Co-Chief Executive Officer and Chief Technology Officer of LesConcierges Inc, a global concierge service and solutions provider, whitelabeling concierge services to some of the world’s best known brands. From 2007 until 2011, he held several technology management roles at the combined Expedia and Hotwire organization, with responsibility for technology initiatives spanning thousands of servers and more than 20 data centers.

Steven M. Cohen, former General Counsel and Chief Administrative Officer, MacAndrews & Forbes Incorporated

Mr. Cohen has more than 25 years of experience as a lawyer in private practice and in public service. Since 2020, Mr. Cohen is a self-employed consultant providing strategic legal, government affairs and communication advice. Since 2017, Mr. Cohen has also served as co-chair of the Gateway Development Commission and was Chairman of Empire State Development from 2020 until 2021. From 2013 until 2020, he was the General Counsel and Chief Administrative Officer of MacAndrews & Forbes Incorporated, a diversified investment holding company.

Prior to that position and throughout his career, Mr. Cohen held positions in the public sector. He worked for the New York State Governor, first as Counselor and Chief of Staff from 2007 to 2010, and then as Secretary during 2011. From 1991 until 1998, he was an Assistant U.S. Attorney for the Southern District of New York and the Chief of the Violent Gangs Unit. In the public sector, Mr. Cohen was a partner at Cooley LLP from 1998 until 2006 and at Zuckerman Spaeder LLP from 2011 until 2014.

Since 2020, Mr. Cohen has served as a director of Whole Earth Brands, and from 2015 until 2019, served as a director of vTv Therapeutics. He earned his B.A. at New York University and his J.D. from the University of Pennsylvania Carey Law School.

Tony DiMatteo, Co-Founder and Chief Executive Officer, Lottery.com

Mr. DiMatteo is the co-founder of Lottery.com and has served as its Chief Executive Officer since 2015. In his role as Chief Executive Officer at Lottery.com, Mr. DiMatteo is responsible for global initiatives, as well as the development and execution of Lottery.com’s global strategy. Prior to becoming Lottery.com’s Chief Executive Officer, from 2013 until 2015, Mr. DiMatteo was the co-founder and Chief Executive Officer of Glimpsable, a mobile photography-sharing app and social networking platform designed to gather and share users’ photos from group events. In 2009, Mr. DiMatteo founded Monreal Enterprises, LLC, an information technology services firm catering to the venture capitalist sector and was its Chief Executive officer until 2015.

Joseph Kaminkow, Chief Game Designer, Senior Vice President, Casino, Zynga Inc. (Nasdaq: ZNGA) and Chief Innovation Officer Aristocrat Technologies Australia Pty Ltd.

Mr. Kaminkow has nearly 35 years of experience in game design. Since 2013, Mr. Kaminkow has served as Chief Innovation Officer at Aristocrat Technologies Australia Pty Ltd. (“Aristocrat”), a leading gaming provider and games publisher that designs, manufactures and markets gaming machines and software. Since 2018, Mr. Kaminkow has also served as the Special Advisor to the Chief Product Officer at Aristocrat. In 2012, Mr. Kaminkow became Chief Game Designer at Zynga Inc. (“Zynga”), a publicly held developer of the world’s most popular social online games. As of 2019, he also serves as Senior Vice President, Casino at Zynga. From 2010 until 2012, he was the Chief Executive Officer of Spooky Cool Labs, a social casino game creator. He also served as Senior Vice President of Gaming Design from 1986 until 1993 at Data East, LLC, as well as at SEGA from 1994 until 1999. From 1999 until 2011, Mr. Kaminkow was Senior Vice-President of Game Design at International Game Technology PLC (NYSE: IGT), a publicly held slot machine manufacturer.

Mr. Kaminkow has served on the board of directors of 26 Capital Acquisition Corp., and has been a member of the board of directors of Tastemakers LLC since 2020. Mr. Kaminkow earned a B.A. from Curry College.

Richard Kivel, Managing Director, GrayBella Capital LLC

Since 2017, he has served as the Managing Director of GrayBella Capital LLC, a Pan-European venture capital firm investing in growth-stage technology companies. In addition, since 2018, Mr. Kivel has served as Chairman of the Board of BC Platforms. From 2014 until 2016, Mr. Kivel served as Advisor and acting Chief Operating Officer of Ixcela, Inc. Between 2013 until 2015, he was Executive Chairman of the Board of ViS Research Inc., leading to a successful acquisition by IMS Health. In addition, Mr. Kivel was a Board Director and Chairman of the nominating committee of Rexahn Pharmaceuticals, Inc. (NYSE: RNN) from 2010 until 2013. Mr. Kivel's executive management experience also includes a Senior Management position at Bridgewater Associates, the world's largest hedge fund, and two Chief Executive Officer positions: Theragenetics, Ltd. from 2006 until 2009, and MolecularWare, Inc. from 2001 until 2004. Both companies were successfully acquired.

He has served various roles at the Massachusetts Institute of Technology, including as the Chairman and President of the MIT Enterprise Forum, Board member of the MIT Alumni Association, and lecturer. He is also a Trustee of Bankinter Innovation Foundation, a technology think-tank based in Madrid. Mr. Kivel received his Master of Science in Business Management from Boston College and his Bachelor of Arts from American International College.

About Lottery.com

Lottery.com is a leading technology company that is transforming how, where and when lottery is played. Its engaging mobile and online platforms enable players and commercial partners located in the United States and internationally to remotely purchase legally sanctioned lottery games. Fans and subscribers look to Lottery.com for compelling, real-time results on more than 800 lottery games from more than 40 countries. Additionally, through WinTogether.org, Lottery.com is fundamentally changing how non-profit donors are incentivized to action by gamifying charitable giving. In all that it does, Lottery.com’s mission remains the same: an uncompromising passion to innovate, grow a new demographic of enthusiasts, deliver responsible and trusted solutions, and promote community and philanthropic initiatives. For more information, visit http://www.lottery.com.

On February 22, 2021, Lottery.com entered into a definitive agreement with Trident to become a publicly-traded company. Trident filed its Registration Statement relating to this business combination on July 7, 2021, a copy of which is available publicly on the website of the SEC website at www.sec.gov.

About Trident Acquisitions Corp.

Trident is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Trident's securities are quoted on the Nasdaq Stock Exchange under the ticker symbols TDACU, TDAC and TDACW. For more information, visit www.tridentacquisitions.com/home.

Important Notice Regarding Forward-Looking Statements

This press release contains statements that constitute "forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included in this press release, regarding the proposed business combination, Trident and Lottery.com's ability to consummate the proposed business combination, including the holding of Trident’s special meeting, the election of the Board nominees and the ability of the Company to attract and retain directors of its choosing in the future, the benefits of the transactions and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words "could," "should," "will," "may," "believe," "anticipate," "intend," "estimate," "expect," "project," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Trident and Lottery.com disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. Trident and Lottery.com caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Trident or Lottery.com. In addition, Trident cautions you that the forward-looking statements contained in this press release are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Trident or Lottery.com following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Trident, or other conditions to closing in the merger agreement; (iv) the risk that the proposed business combination disrupts Lottery.com's current plans and operations as a result of the announcement of the transactions; (v) Lottery.com's ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Lottery.com to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) risks related to the rollout of Lottery.com's business and the timing of expected business milestones; (viii) Lottery.com's dependence on obtaining and maintaining lottery retail licenses or consummating partnership agreements in various markets; (ix) Lottery.com's ability to maintain effective internal controls over financial reporting, including the remediation of identified material weaknesses in internal control over financial reporting relating to segregation of duties with respect to, and access controls to, its financial record keeping system, and Lottery.com's accounting staffing levels; (x) the effects of competition on Lottery.com's future business; (xi) risks related to Lottery.com's dependence on its intellectual property and the risk that Lottery.com's technology could have undetected defects or errors; (xii) changes in applicable laws or regulations; (xiii) the COVID-19 pandemic and its effect directly on Lottery.com and the economy generally; (xiv) risks related to disruption of management time from ongoing business operations due to the proposed business combination; (xv) risks relating to privacy and data protection laws, privacy or data breaches, or the loss of data; (xvi) the possibility that Lottery.com may be adversely affected by other economic, business, and/or competitive factors; (xvii) the ability of the Company to have the Board nominees elected and to attract and retain directors of its choosing in the future, and (xviii) those factors discussed in the Registration Statement under the heading “Risk Factors,” and the other documents filed, or to be filed, by Trident with the SEC. Should one or more of the risks or uncertainties described in this press release materialize or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Trident has filed and will file from time to time with the SEC, including its Registration Statement relating to the business combination. Trident's SEC filings are available publicly on the SEC's website at www.sec.gov.

Important Information and Where to Find it

The proposed business combination will be submitted to shareholders of Trident for their consideration. Trident has filed a Registration Statement with the SEC which includes a preliminary proxy statement and will include a definitive proxy statement to be distributed to Trident’s stockholders in connection with Trident’s solicitation for proxies for the vote by Trident’s stockholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Lottery.com’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, Trident will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Trident’s shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Trident’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Trident, Lottery.com and the proposed business combination. Stockholders may also obtain a copy of the preliminary proxy statement or, once available, the definitive proxy statement, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Trident, without charge, at the SEC's website located at www.sec.gov or by directing a request to Cody Slach, (949) 574-3860, TDAC@gatewayir.com. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Trident and its directors and officers may be deemed participants in the solicitation of proxies of Trident’s stockholders in connection with the proposed business combination. Lottery.com and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Trident’s executive officers and directors in the solicitation by reading Trident’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, and the Registration Statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Trident’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement relating to the business combination when it becomes available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Lottery.com Contact:

Matthew Schlarb

VP, Investor Relations

(512) 585-7789

ir@lottery.com

Trident Contact:

Vadim Komissarov

CEO

(646) 229-7549

vkomissarov@tridentacquisitions.com